UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I.	FINANCIAL INFORMATION

ITEM 1.	Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ thousands, except par value and number of shares)

	Notes	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents		400,928	250,669
Restricted cash and cash equivalents		256,105	261,108
Trade and other receivables, net		948,520	949,085
Inventories	4	264,911	282,698
Other current assets		489,440	504,061
Income taxes receivable		45,576	39,075
Total current assets		2,405,480	2,286,696
Systems, equipment and other assets related to contracts, net		1,350,575	1,404,426
Property, plant and equipment, net		140,033	185,349
Operating lease right-of-use assets	5	360,021	—
Goodwill		5,572,217	5,580,227
Intangible assets, net		1,940,656	2,044,723
Other non-current assets		2,030,137	2,108,964
Deferred income taxes		37,738	38,117
Total non-current assets		11,431,377	11,361,806
Total assets		13,836,857	13,648,502

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		1,063,886	1,142,371
Other current liabilities		867,639	816,722
Current portion of long-term debt	6	829,601	—
Short-term borrowings	6	55,349	34,822
Income taxes payable		74,001	8,209
Total current liabilities		2,890,476	2,002,124
Long-term debt, less current portion	6	7,152,523	7,977,267
Deferred income taxes		450,003	446,083
Income taxes payable		25,654	25,654
Operating lease liabilities	5	325,477	—
Other non-current liabilities		386,584	445,445
Total non-current liabilities		8,340,241	8,894,449
Total liabilities		11,230,717	10,896,573
Commitments and contingencies	8
Shareholders’ equity
Common stock, par value $0.10 per share; 204,435,333 and 204,210,731 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively		20,443	20,421
Additional paid-in capital		2,463,290	2,534,134
Retained deficit		(963,020)	(1,008,193)
Accumulated other comprehensive income	9	271,031	261,537
Total IGT PLC’s shareholders’ equity		1,791,744	1,807,899
Non-controlling interests		814,396	944,030
Total shareholders’ equity		2,606,140	2,751,929
Total liabilities and shareholders’ equity		13,836,857	13,648,502

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in thousands, except per share amounts)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2019	2018	2019	2018
Service revenue	10	980,031	1,007,067	1,971,062	2,054,018
Product sales	10	254,222	195,271	408,107	355,276
Total revenue	10	1,234,253	1,202,338	2,379,169	2,409,294

Cost of services		594,598	607,684	1,189,925	1,225,742
Cost of product sales		160,786	122,403	260,971	225,754
Selling, general and administrative		213,263	196,088	415,100	411,306
Research and development		65,383	63,957	131,501	135,220
Other operating (income) expense, net	11	(23,492)	3,129	(20,195)	5,200
Total operating expenses		1,010,538	993,261	1,977,302	2,003,222

Operating income	10	223,715	209,077	401,867	406,072

Interest expense, net	6	(103,860)	(102,888)	(206,929)	(210,168)
Foreign exchange (loss) gain, net		(41,061)	172,546	17,541	75,851
Other income (expense), net	12	23,493	(31,304)	22,995	(28,323)
Total non-operating (expenses) income		(121,428)	38,354	(166,393)	(162,640)

Income before provision for income taxes	7	102,287	247,431	235,474	243,432

Provision for income taxes	7	63,300	52,232	115,992	112,737

Net income		38,987	195,199	119,482	130,695

Less: Net income attributable to non-controlling interests		34,131	33,703	74,372	52,019
Less: Net income attributable to redeemable non-controlling interests		—	—	—	20,326
Net income attributable to IGT PLC	13	4,856	161,496	45,110	58,350

Net income attributable to IGT PLC per common share - basic	13	0.02	0.79	0.22	0.29
Net income attributable to IGT PLC per common share - diluted	13	0.02	0.79	0.22	0.29

Weighted-average shares - basic	13	204,407	204,118	204,309	203,859
Weighted-average shares - diluted	13	204,412	204,516	204,532	204,345

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ thousands)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2019	2018	2019	2018
Net income		38,987	195,199	119,482	130,695

Other comprehensive income (loss), before tax:

Change in foreign currency translation:
Foreign currency translation adjustments	9	22,084	(97,491)	(2,555)	(62,390)
Reclassification of income to net income	9	—	—	(46)	—
Total foreign currency translation adjustments		22,084	(97,491)	(2,601)	(62,390)

Change in unrealized (loss) gain on cash flow hedges:
Unrealized gain (loss) on cash flow hedges	9	97	3,051	872	(3,061)
Reclassification of (income) loss to net income	9	(546)	172	(732)	1,397
Total change in unrealized (loss) gain on cash flow hedges		(449)	3,223	140	(1,664)

Unrealized gain (loss) on available-for-sale securities	9	2,819	(185)	4,023	1,040

Unrealized loss on defined benefit plans	9	(61)	—	(124)	—

Other	9	748	—	748	—

Other comprehensive income (loss), before tax		25,141	(94,453)	2,186	(63,014)

Income tax benefit (provision) related to items of other comprehensive income (loss)	9	59	(784)	(26)	349
Other comprehensive income (loss)		25,200	(95,237)	2,160	(62,665)

Total comprehensive income		64,187	99,962	121,642	68,030

Less: Total comprehensive income attributable to non-controlling interests		43,010	34,117	67,038	52,389
Less: Total comprehensive income attributable to redeemable non-controlling interests		—	—	—	20,326
Total comprehensive income (loss) attributable to IGT PLC		21,177	65,845	54,604	(4,685)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ thousands)

	For the six months ended June 30,
	2019	2018
Cash flows from operating activities
Net income	119,482	130,695
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	209,271	202,448
Amortization	137,201	136,450
Service revenue amortization	103,935	111,115
Stock-based compensation expense	12,502	17,119
Debt issuance cost amortization	11,523	11,534
Loss on extinguishment of debt	9,628	29,584
Deferred income taxes	6,515	(9,817)
Foreign exchange gain, net	(17,541)	(75,851)
Gain on sale of assets	(63,239)	(1,129)
Other non-cash costs, net	31,392	1,610
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables	49,059	49,832
Inventories	802	(20,787)
Upfront Italian license fees	—	(366,270)
Accounts payable	(57,317)	(56,732)
Other assets and liabilities	38,508	(39,651)
Net cash provided by operating activities	591,721	120,150

Cash flows from investing activities
Capital expenditures	(231,003)	(258,967)
Proceeds from sale of assets	65,429	6,065
Other	2,545	1,458
Net cash used in investing activities	(163,029)	(251,444)

Cash flows from financing activities
Principal payments on long-term debt	(833,129)	(1,058,753)
Dividends paid - non-controlling interests	(129,394)	(125,808)
Dividends paid	(81,729)	(81,553)
Return of capital - non-controlling interests	(70,399)	(53,600)
Net payments of financial liabilities	(11,395)	(36,586)
Payments in connection with extinguishment of debt	(8,598)	(24,281)
Debt issuance costs paid	(5,934)	(4,047)
Capital increase - non-controlling interests	1,075	134,536
Net proceeds from short-term borrowings	19,573	73,980
Proceeds from long-term debt	846,975	863,911
Other	(6,733)	(17,696)
Net cash used in financing activities	(279,688)	(329,897)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	149,004	(461,191)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(3,748)	22,352
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	511,777	1,305,430
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	657,033	866,591

Supplemental Cash Flow Information
Interest paid	(211,591)	(262,886)
Income taxes (paid) refunded	(49,777)	13,313

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ thousands)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2018	20,421	2,534,134	(1,008,193)	261,537	1,807,899	944,030	2,751,929

Net income	—	—	40,254	—	40,254	40,241	80,495
Other comprehensive loss, net of tax	—	—	—	(6,827)	(6,827)	(16,213)	(23,040)
Total comprehensive income (loss)	—	—	40,254	(6,827)	33,427	24,028	57,455

Stock-based payment expense	—	9,590	—	—	9,590	—	9,590
Capital increase	—	—	—	—	—	333	333
Return of capital	—	—	—	—	—	(28,888)	(28,888)
Dividends declared	—	(40,842)	—	—	(40,842)	(128,868)	(169,710)
Other	—	—	86	—	86	4,167	4,253
Balance at March 31, 2019	20,421	2,502,882	(967,853)	254,710	1,810,160	814,802	2,624,962

Net income	—	—	4,856	—	4,856	34,131	38,987
Other comprehensive income, net of tax	—	—	—	16,321	16,321	8,879	25,200
Total comprehensive income	—	—	4,856	16,321	21,177	43,010	64,187

Stock-based payment expense	—	2,912	—	—	2,912	—	2,912
Capital increase	—	—	—	—	—	742	742
Shares issued upon exercise of stock options	22	(1,617)	—	—	(1,595)	—	(1,595)
Return of capital	—	—	—	—	—	(41,465)	(41,465)
Dividends declared	—	(40,887)	—	—	(40,887)	(706)	(41,593)
Other	—	—	(23)	—	(23)	(1,987)	(2,010)
Balance at June 30, 2019	20,443	2,463,290	(963,020)	271,031	1,791,744	814,396	2,606,140

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ thousands)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2017	20,344	2,676,854	(1,032,372)	340,169	2,004,995	349,936	2,354,931

Net (loss) income	—	—	(103,146)	—	(103,146)	18,316	(84,830)
Other comprehensive income (loss), net of tax	—	—	—	32,616	32,616	(44)	32,572
Total comprehensive (loss) income	—	—	(103,146)	32,616	(70,530)	18,272	(52,258)

Adoption of new accounting standards	—	—	45,527	—	45,527	—	45,527
Stock-based payment expense	—	14,172	—	—	14,172	—	14,172
Shares issued upon exercise of stock options	12	(1,801)	—	—	(1,789)	—	(1,789)
Dividends declared	—	(40,196)	—	—	(40,196)	(728)	(40,924)
Other	—	149	(516)	—	(367)	—	(367)
Balance at March 31, 2018	20,356	2,649,178	(1,090,507)	372,785	1,951,812	367,480	2,319,292

Net income	—	—	161,496	—	161,496	33,703	195,199
Other comprehensive (loss) income, net of tax	—	—	—	(95,651)	(95,651)	414	(95,237)
Total comprehensive income (loss)	—	—	161,496	(95,651)	65,845	34,117	99,962

Reclassification of redeemable non-controlling interests	—	—	—	—	—	377,243	377,243
Capital increase	—	—	—	—	—	134,536	134,536
Stock-based payment expense	—	2,947	—	—	2,947	—	2,947
Shares issued upon exercise of stock options	2	251	—	—	253	—	253
Shares issued under stock award plans	62	(10,574)	—	—	(10,512)	—	(10,512)
Return of capital	—	—	—	—	—	(53,600)	(53,600)
Dividends declared	—	(41,357)	—	—	(41,357)	(112,491)	(153,848)
Other	—	1	(1)	—	—	—	—
Balance at June 30, 2018	20,420	2,600,446	(929,012)	277,134	1,968,988	747,285	2,716,273

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	Description of the Business

International Game Technology PLC (the "Parent"), together with its consolidated subsidiaries, is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting, interactive gaming and commercial services. Our state-of-the-art information technology platforms and software enable distribution of our products and services through land-based systems, the internet and mobile devices.

When used in these notes, unless otherwise specified or the context otherwise indicates, all references to "IGT PLC," the "Company," "we," "our," or "us" refer to the business and operations of the Parent and its consolidated subsidiaries.

2.	Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our 2018 Form 20-F.

The condensed consolidated financial statements are stated in thousands of U.S. dollars (except share and per share data) unless otherwise indicated. Certain reclassifications have been made to prior periods to align with the current period presentation. All references to "U.S. dollars," "U.S. dollar" and "$" refer to the currency of the United States of America. All references to "euro" and "€" refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies on the balance sheet dates and the reported amounts of revenue and expense during the reporting periods.

We evaluate our estimates continuously and base them on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results could be materially and adversely affected. We believe the accounting policies described in Note 2 of our 2018 Form 20-F require us to make significant judgments and estimates in the preparation of our condensed consolidated financial statements.

Our most critical accounting estimates include revenue recognition, allowance for doubtful accounts and credit losses, income taxes, legal and other contingencies and evaluation of long-lived assets for impairment.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 of our 2018 Form 20-F other than the adoption of new guidance for lease accounting, as described below.

Leases

We determine whether a contract is or contains a lease at inception. As a lessee, we recognize right-of-use ("ROU") assets and lease liabilities on the lease commencement date based on the present value of lease payments over the lease term. ROU assets also include any upfront lease payments or initial direct costs and are adjusted for lease incentives received.

We consider renewal and termination options, including whether they are reasonably certain to be exercised, in determining the lease term and establishing the ROU assets and lease liabilities. ROU assets and lease liabilities are calculated using our incremental borrowing rate, which is based on the lease currency and length of the lease, unless the implicit rate is determinable.

Most of our lease contracts contain both lease and non-lease components. As a lessee, we combine lease and non-lease components into a single lease component for all classes of underlying assets except certain communication equipment. For certain communication equipment, we allocate the consideration between lease and non-lease components based on relative standalone price. Lease expense is recognized on a straight-line basis over the lease term.

Variable lease payments are generally expensed as incurred except for certain rent payments that depend on an index, which are included in lease payments using the index rate in effect as of the lease commencement date.

Short-term leases, which are leases with an initial term of 12 months or less with no purchase options that are reasonably certain of exercise, are not recognized on the balance sheet. The rental payments are recognized as lease expense on a straight-line basis over the lease term.

Certain of our lottery and commercial gaming arrangements include leases for equipment installed at customer locations as part of our long-term technology service contracts. As the lessor, we combine lease and non-lease components for all classes of underlying assets in arrangements that involve operating leases. The single combined component is accounted for under Accounting Standards Codification ("ASC") 842, Leases, or ASC 606, Revenue from Contracts with Customers ("ASC 606"), depending on which component is the predominant component in the arrangement. If a component cannot be combined, the consideration is allocated between the lease component and the non-lease component based on relative standalone selling price.

New Accounting Standards - Recently Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842) ("ASU 2016-02") to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. In 2017, 2018, and 2019, the FASB amended ASU 2016-02. We adopted ASU 2016-02 and subsequent amendments (collectively "ASC 842") as of January 1, 2019.

We used the optional transition method which resulted in a cumulative effect adjustment to retained earnings on January 1, 2019. We elected to apply the package of practical expedients and to use hindsight in determining the lease term and assessing impairment. Our election of the hindsight practical expedient resulted in longer lease terms for certain existing leases.

The adoption of the new standard resulted in the recognition of ROU assets and lease liabilities of $419.5 million and $445.2 million, respectively. The adoption did not materially impact our condensed consolidated statements of operations, comprehensive income, or cash flows.

While lessor accounting is largely unchanged under ASC 842, certain of our lottery and gaming arrangements include leases for implicitly or explicitly identified equipment installed at customer locations as part of our long-term technology service contracts. In these arrangements, we are typically compensated based on a percentage of sales or other forms of variable payment. While most of these leases will be classified as operating leases, certain of these are leases that could be classified as sales-type financing leases either at inception or upon modification of existing contracts in future periods. After electing the practical expedient to combine lease and non-lease components as the lessor for an operating lease, most contracts will fall under the guidance of ASC 606 because the predominant component of a technology service contract is for non-lease components.

New Accounting Standards - Not Yet Adopted

In April 2019, the FASB issued ASU No. 2019-04, Codification improvements to Topic 326, Financial instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”). This update clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments (addressed by ASUs 2016-13, 2017-12, and 2016-01 respectively). The amendments related to ASU 2016-13 and ASU 2016-01 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. The amendments related to ASU 2017-12 are effective January 1, 2020, with early adoption permitted. We will adopt ASU 2019-04 upon the effective dates and are currently evaluating the impact of adoption.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"), which provides guidance around disclosure requirements for fair value measurement of investments. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact and timing of adopting this guidance.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13") and subsequent amendments, which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, and loans and other financial instruments, we will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Additionally, the guidance permits irrevocable election of the fair value option on an instrument-by-instrument basis for certain financial assets previously measured at amortized cost. ASU 2016-13 and subsequent amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted beginning January 1, 2018. Application of ASU 2016-13 and subsequent amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. We will adopt ASU 2016-13 upon the effective date and are currently evaluating the impact of adoption.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the consolidated financial statements.

3.	Revenue Recognition

Contract Balances

Information about receivables, contract assets and contract liabilities is as follows:

($ thousands)	June 30, 2019	December 31, 2018	Balance Sheet Classification
Receivables, net	948,520	949,085	Trade and other receivables, net

Contract assets:
Current	83,860	58,739	Other current assets
Non-current	77,929	69,691	Other non-current assets
	161,789	128,430

Contract liabilities:
Current	(78,309)	(72,005)	Other current liabilities
Non-current	(58,798)	(67,022)	Other non-current liabilities
	(137,107)	(139,027)

The amount of revenue recognized during the three and six months ended June 30, 2019 that was included in the contract liabilities balance at December 31, 2018 was $11.9 million and $34.4 million, respectively. The amount of revenue recognized during the three and six months ended June 30, 2018 that was included in the contract liabilities balance at January 1, 2018 was $35.9 million and $71.5 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

At June 30, 2019, unsatisfied performance obligations for contracts expected to be greater than one year or contracts for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date were approximately 5% of our annual revenue for 2018, of which approximately 31% is expected to be satisfied within one year and the remainder is expected to be satisfied over the subsequent nine years.

At December 31, 2018, unsatisfied performance obligations for contracts expected to be greater than one year or contracts for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date were approximately 3% of our annual revenue for 2018, of which approximately 25% is expected to be satisfied within one year and the remainder is expected to be satisfied over the subsequent seven years.

4.	Inventories

($ thousands)	June 30, 2019	December 31, 2018
Raw materials	113,543	140,143
Work in progress	32,517	32,835
Finished goods	118,851	109,720
	264,911	282,698

5.	Leases

Lessee

We have operating and finance leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. We consider the options and whether they are reasonably certain to be exercised in determining the lease term and establishing the ROU assets and liabilities.

Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord. Some of our equipment leases include variable payments that are determined based on a percentage of sales.

The classification of our operating and finance leases in the condensed consolidated balance sheets are as follows:

($ thousands)	Balance Sheet Classification	June 30, 2019
Assets
Operating ROU asset	Operating lease right-of-use assets	360,021
Finance ROU asset, net (1)	Other non-current assets	34,391
Total lease assets		394,412

Liabilities
Operating lease liability, current	Other current liabilities	52,556
Finance lease liability, current	Other current liabilities	7,366
Operating lease liability, non-current	Operating lease liabilities	325,477
Finance lease liability, non-current	Other non-current liabilities	36,422
Total lease liabilities		421,821
(1) Finance ROU assets are recorded net of accumulated amortization of $3.6 million at June 30, 2019.

Weighted average lease terms and discount rates at June 30, 2019 are as follows:

	Weighted Average
	Remaining Lease Term (in years)	Discount Rate
Operating leases	8.81	6.82%
Finance leases	6.63	5.61%

Components of lease expense are as follows:

	For the three months ended	For the six months ended
($ thousands)	June 30, 2019	June 30, 2019
Operating lease costs	20,436	42,588
Finance lease costs (1)	2,482	4,990
Variable lease costs (2)	12,481	30,205
(1) Finance lease costs include amortization of ROU assets of $1.9 million and $3.6 million for the three and six months ended June 30, 2019, respectively, and interest on lease liabilities of $0.6 million and $1.3 million for the three and six months ended June 30, 2019, respectively.
(2) Variable lease costs include immaterial amounts related to short-term leases and sublease income.

Maturities of operating and finance lease liabilities at June 30, 2019 are as follows ($ thousands):

Year	Operating Leases	Finance Leases	Total
2019 (1)	38,989	4,841	43,830
2020	70,740	9,276	80,016
2021	60,829	8,886	69,715
2022	52,716	6,775	59,491
2023	48,900	5,106	54,006
Thereafter	251,887	17,654	269,541
Total lease payments	524,061	52,538	576,599
Less: Imputed interest	(146,028)	(8,750)	(154,778)
Present value of lease liabilities	378,033	43,788	421,821
(1) Excludes the six months ended June 30, 2019.

Cash flow information and non-cash activity related to leases is as follows:

For the six months ended
($ thousands)	June 30, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating and finance leases	42,097
Finance cash flows from finance leases	3,520

Non-cash activity:
ROU assets obtained in exchange for lease obligations
Operating leases	5,802
Finance leases	4,055

Lessor

We have various arrangements for commercial gaming and lottery equipment under which we are the lessor. These leases generally meet the criteria for operating lease classification. Lease income for operating leases is included within service revenue, while lease income for sales type leases is included within product sales, in the condensed consolidated statements of operations. Lease income was approximately 6% of total revenue for the three and six months ended June 30, 2019 and 2018.

6.	Debt

($ thousands)	June 30, 2019	December 31, 2018
4.125% Senior Secured Notes due February 2020 (2)	—	499,167
4.750% Senior Secured Notes due March 2020 (2)	—	438,252
5.500% Senior Secured Notes due June 2020 (1)	—	27,519
6.250% Senior Secured Notes due February 2022 (1)	1,488,631	1,469,609
4.750% Senior Secured Notes due February 2023 (2)	959,758	964,730
5.350% Senior Secured Notes due October 2023 (1)	60,936	60,983
3.500% Senior Secured Notes due July 2024 (2)	564,139	567,179
6.500% Senior Secured Notes due February 2025 (1)	1,089,159	1,088,385
3.500% Senior Secured Notes due June 2026 (2)	845,482	—
6.250% Senior Secured Notes due January 2027 (1)	743,021	742,667
Senior Secured Notes, long-term	5,751,126	5,858,491

Revolving Credit Facilities due July 2021 (1) (2)	69,114	413,381
Term Loan Facility due January 2023 (2)	1,332,283	1,705,395
Long-term debt, less current portion	7,152,523	7,977,267

4.750% Senior Secured Notes due March 2020 (2)	437,997	—
5.500% Senior Secured Notes due June 2020 (1)	27,444	—
Term Loan Facility due January 2023 (2)	364,160	—
Current portion of long-term debt	829,601	—

Short-term borrowings	55,349	34,822

Total Debt	8,037,473	8,012,089
(1) U.S. dollar-denominated debt
(2) Euro-denominated debt
The principal balance of each debt obligation, excluding short-term borrowings, reconciles to the condensed consolidated balance sheet as follows:

	June 30, 2019
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
4.750% Senior Secured Notes due March 2020	441,430	(3,433)	—	—	437,997
5.500% Senior Secured Notes due June 2020	27,311	—	154	(21)	27,444
6.250% Senior Secured Notes due February 2022	1,500,000	(9,933)	—	(1,436)	1,488,631
4.750% Senior Secured Notes due February 2023	967,300	(7,542)	—	—	959,758
5.350% Senior Secured Notes due October 2023	60,567	—	369	—	60,936
3.500% Senior Secured Notes due July 2024	569,000	(4,861)	—	—	564,139
6.500% Senior Secured Notes due February 2025	1,100,000	(10,841)	—	—	1,089,159
3.500% Senior Secured Notes due June 2026	853,500	(8,018)	—	—	845,482
6.250% Senior Secured Notes due January 2027	750,000	(6,979)	—	—	743,021
Senior Secured Notes	6,269,108	(51,607)	523	(1,457)	6,216,567

Revolving Credit Facilities due July 2021	81,000	(11,886)	—	—	69,114
Term Loan Facility due January 2023	1,707,000	(10,557)	—	—	1,696,443
Total Debt, excluding short-term borrowings	8,057,108	(74,050)	523	(1,457)	7,982,124

	December 31, 2018
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
4.125% Senior Secured Notes due February 2020	501,058	(1,891)	—	—	499,167
4.750% Senior Secured Notes due March 2020	444,146	(5,894)	—	—	438,252
5.500% Senior Secured Notes due June 2020	27,311	—	234	(26)	27,519
6.250% Senior Secured Notes due February 2022	1,500,000	(11,611)	—	(18,780)	1,469,609
4.750% Senior Secured Notes due February 2023	973,250	(8,520)	—	—	964,730
5.350% Senior Secured Notes due October 2023	60,567	—	416	—	60,983
3.500% Senior Secured Notes due July 2024	572,500	(5,321)	—	—	567,179
6.500% Senior Secured Notes due February 2025	1,100,000	(11,615)	—	—	1,088,385
6.250% Senior Secured Notes due January 2027	750,000	(7,333)	—	—	742,667
Senior Secured Notes	5,928,832	(52,185)	650	(18,806)	5,858,491

Revolving Credit Facilities due July 2021	428,158	(14,777)	—	—	413,381
Term Loan Facility due January 2023	1,717,500	(12,105)	—	—	1,705,395
Total Debt, excluding short-term borrowings	8,074,490	(79,067)	650	(18,806)	7,977,267

Principal payments on long-term debt for the next five years and thereafter are as follows:

	Calendar year
($ thousands)	2020	2021	2022	2023	2024	2025 and thereafter	Total
4.750% Senior Secured Notes due March 2020	441,430	—	—	—	—	—	441,430
5.500% Senior Secured Notes due June 2020	27,311	—	—	—	—	—	27,311
6.250% Senior Secured Notes due February 2022	—	—	1,500,000	—	—	—	1,500,000
4.750% Senior Secured Notes due February 2023	—	—	—	967,300	—	—	967,300
5.350% Senior Secured Notes due October 2023	—	—	—	60,567	—	—	60,567
3.500% Senior Secured Notes due July 2024	—	—	—	—	569,000	—	569,000
6.500% Senior Secured Notes due February 2025	—	—	—	—	—	1,100,000	1,100,000
3.500% Senior Secured Notes due June 2026	—	—	—	—	—	853,500	853,500
6.250% Senior Secured Notes due January 2027	—	—	—	—	—	750,000	750,000
Senior Secured Notes	468,741	—	1,500,000	1,027,867	569,000	2,703,500	6,269,108

Revolving Credit Facilities due July 2021	—	81,000	—	—	—	—	81,000
Term Loan Facility due January 2023	364,160	364,160	364,160	614,520	—	—	1,707,000
Total Principal Payments	832,901	445,160	1,864,160	1,642,387	569,000	2,703,500	8,057,108

At June 30, 2019 and December 31, 2018, we were in compliance with all covenants under our debt agreements.

3.500% Senior Secured Notes due June 2026

On June 20, 2019, the Parent issued €750 million of 3.500% Senior Secured Notes due June 2026 (the "3.500% Notes") at par.

The Parent used the net proceeds from the 3.500% Notes to repurchase €437.6 million ($497.5 million) of the 4.125% Senior Secured Notes due February 2020 (the "4.125% Notes") and pay down $339.3 million of the Revolving Credit Facilities due July 26, 2021, for total consideration, excluding interest, of $845.3 million. The Company recorded a €8.5 million ($9.6 million) loss on extinguishment of debt in connection with the repurchase, which is classified in other expense, net on the consolidated statement of operations for the three and six months ended June 30, 2019.

Interest on the 3.500% Notes is payable semi-annually in arrears.

The 3.500% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10.0 million.

Prior to June 15, 2022, the Parent may redeem the 3.500% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From June 15, 2022 to June 14, 2023, the Parent may redeem the 3.500% Notes in whole or in part at 101.75% of their principal amount together with accrued and unpaid interest. From June 15, 2023 to June 14, 2024, the Parent may redeem the 3.500% Notes in whole or in part at 100.875% of their principal amount together with accrued and unpaid interest. On or after June 15, 2024, the Parent may redeem the 3.500% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 3.500% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 3.500% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 3.500% Notes outstanding may become due and payable immediately.

Revolving Credit Facilities due July 2021

On July 24, 2019, the Company entered into an amendment to the Revolving Credit Facilities due July 2021. The amendment extended the final maturity date of the Revolving Credit Facilities from July 26, 2021 to July 31, 2024 and established the minimum ratio of EBITDA to total net interest costs and the maximum ratio of total net debt to EBITDA for the extended term of the revolving credit facilities. In addition, the amendment reduced the aggregate revolving facilities commitments of the lenders from $1.20 billion and €725 million to $1.05 billion and €625 million and allowed IGT Europe BV to be added as a borrower under Revolver Credit Facility B. The amendment also modified certain provisions to enhance financial flexibility and certain other non-material provisions.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs.

($ thousands)	June 30, 2019	December 31, 2018
Carrying value (excluding swap adjustments)	7,983,581	7,996,073
Fair value	8,507,496	8,089,154

Interest Expense, Net

	For the three months ended June 30,		For the six months ended June 30,
($ thousands)	2019	2018	2019	2018
Senior Secured Notes	(86,425)	(86,590)	(172,526)	(178,092)
Term Loan Facilities	(9,468)	(9,848)	(18,955)	(20,013)
Revolving Credit Facilities	(9,017)	(7,033)	(18,107)	(13,276)
Other	(1,649)	(2,768)	(3,000)	(5,137)
Interest expense	(106,559)	(106,239)	(212,588)	(216,518)
Interest income	2,699	3,351	5,659	6,350
Interest expense, net	(103,860)	(102,888)	(206,929)	(210,168)

7.	Income Taxes

	For the three months ended June 30,		For the six months ended June 30,
($ thousands, except percentages)	2019	2018	2019	2018
Provision for income taxes	63,300	52,232	115,992	112,737
Income before provision for income taxes	102,287	247,431	235,474	243,432
Effective income tax rate (determined using an estimated annual effective tax rate)	61.9%	21.1%	49.3%	46.3%

The change in the effective income tax rate for the three months ended June 30, 2019 compared to the three months ended June 30, 2018 is primarily related to the impact of the level of foreign exchange gains and losses incurred during these periods. The three months ended June 30, 2018 had significantly higher foreign exchange gains, that were subject to a lower effective tax rate, as compared to the same three month period in 2019.
The effective income tax rate for the three and six months ended June 30, 2019 of 61.9% and 49.3%, respectively, differed from the expected U.K. statutory rate of 19.0% primarily due to foreign losses with no benefit, foreign rate differential and the impact of the U.S. Tax Cuts and Jobs Act of 2017 (the "Tax Act").
The effective income tax rate for the three and six months ended June 30, 2018 of 21.1% and 46.3%, respectively, differed from the expected U.K. statutory rate of 19.0% primarily due to U.K. and foreign losses with no tax benefit, foreign rate differential and the impact of the Tax Act.
On a quarterly basis, we evaluate the realizability of the deferred income tax assets by jurisdiction and assess the need for a valuation allowance. At June 30, 2019, we believe it will be more-likely-than-not that we realize the deferred income tax assets, net of valuation allowances, recorded on the condensed consolidated balance sheet. However, should we believe that it is more-likely-than-not that the deferred income tax assets would not be realized, the tax provision would increase in the period in which we determined that the realizability was not likely. We consider the probability of future taxable income and historical profitability, among other factors, in assessing the realizability of the deferred income tax assets.
We had $26.6 million of reserves for uncertain tax positions at June 30, 2019 and December 31, 2018.
We recognize interest and penalties related to income tax matters in income tax expense. At June 30, 2019 and December 31, 2018, $16.9 million and $16.4 million, respectively, of interest and penalties were accrued for uncertain tax positions.

8.	Commitments and Contingencies

Commitments

Yeonama Holdings Co. Limited ("Yeonama")

Prior to the second quarter of 2019, we had invested €19.8 million to obtain a 30% ownership in Yeonama and a commitment to invest up to an additional €1.5 million in Yeonama. This commitment expired in the second quarter of 2019 when we sold our ownership interest in Yeonama. Refer to Note 12, Other Income (Expense), Net, for a further discussion of this sale.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against the Company, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors, including Sisal and Stanley International Betting Limited, seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of or parties to ethics and compliance inquiries and investigations related to the Company’s ongoing operations. The following matters were described in Note 17 within the Company's 2018 Form 20-F.

Texas Fun 5’s Instant Ticket Game

Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission ("TLC") from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the "Money Bag" symbol was revealed in the "5X BOX". However, TLC awarded a 5x win only when (1) the "Money Bag" symbol was revealed and (2) three symbols in a pattern were revealed.

(a)
Steele, James et al. v. GTECH Corp., filed on December 9, 2014, in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500.0 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered. On April 27, 2018, IGT Global Solutions Corporation petitioned for Texas Supreme Court review and the Texas Supreme Court has scheduled a hearing on December 3, 2019.

(b)
Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015, in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4.0 million. GTECH Corporation and the Texas Lottery Commission won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff lost her appeal and petitioned for Texas Supreme Court review. The Texas Supreme Court has scheduled a hearing on December 3, 2019.

(c)	Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016, in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.

(d)	Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016, in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1.0 million.

(e)	Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016, in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1.0 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as defendants. On March 15, 2017, a second lawsuit, Atteberry, Dennis et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, Cook County (No. 2017CHO3755) seeking damages on the same matter. We dispute the claims made in both cases and continue to defend against these lawsuits.

9.	Shareholders' Equity

Dividends

We declared cash dividends per share during the periods presented as follows:

Per share amount ($)	2019	2018
First quarter	0.20	0.20
Second quarter	0.20	0.20
Total cash dividends declared	0.40	0.40

Accumulated Other Comprehensive Income ("AOCI")

The following tables detail the changes in AOCI:

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
($ thousands)	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Other
Balance at December 31, 2018	247,362	(1,240)	(5,518)	6,195	(4,454)	(748)	19,940	261,537
Change during period	(24,639)	775	—	1,204	(63)	—	16,213	(6,510)
Reclassified to operations (1)	(46)	(186)	—	—	—	—	—	(232)
Tax effect	—	(82)	—	(3)	—	—	—	(85)
OCI	(24,685)	507	—	1,201	(63)	—	16,213	(6,827)
Balance at March 31, 2019	222,677	(733)	(5,518)	7,396	(4,517)	(748)	36,153	254,710
Change during period	22,084	97	—	2,819	(61)	748	(8,879)	16,808
Reclassified to operations (1)	—	(546)	—	—	—	—	—	(546)
Tax effect	—	59	—	—	—	—	—	59
OCI	22,084	(390)	—	2,819	(61)	748	(8,879)	16,321
Balance at June 30, 2019	244,761	(1,123)	(5,518)	10,215	(4,578)	—	27,274	271,031

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
($ thousands)	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Other
Balance at December 31, 2017	338,146	(649)	(4,578)	11,588	(4,839)	(748)	1,249	340,169
Change during period	35,101	(6,112)	—	1,225	—	—	44	30,258
Reclassified to operations (1)	—	1,225	—	—	—	—	—	1,225
Tax effect	2,094	7	(969)	1	—	—	—	1,133
OCI	37,195	(4,880)	(969)	1,226	—	—	44	32,616
Balance at March 31, 2018	375,341	(5,529)	(5,547)	12,814	(4,839)	(748)	1,293	372,785
Change during period	(97,491)	3,051	—	(185)	—	—	(414)	(95,039)
Reclassified to operations (1)	—	172	—	—	—	—	—	172
Tax effect	—	(788)	—	4	—	—	—	(784)
OCI	(97,491)	2,435	—	(181)	—	—	(414)	(95,651)
Balance at June 30, 2018	277,850	(3,094)	(5,547)	12,633	(4,839)	(748)	879	277,134

(1) Cash flow hedges were reclassified into service revenue on the condensed consolidated statements of operations for the three and six months ended June 30, 2019 and 2018.

10.	Segment Information

The structure of our internal organization is customer-facing aligned around four segments operating in three regions as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

We monitor the operating results of our segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the condensed consolidated financial statements.

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate and Board of Directors’ expenses.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Segment information is as follows:

	For the three months ended June 30, 2019
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	202,283	67,065	190,355	459,703	—	—	459,703
Machine gaming	105,678	24,600	12,216	137,549	280,043	—	—	280,043
Lottery Management Agreements	—	35,661	—	—	35,661	—	—	35,661
Other services	64,719	13,557	32,124	94,043	204,443	—	181	204,624
Service revenue	170,397	276,101	111,405	421,947	979,850	—	181	980,031

Gaming machines	73,104	—	81,689	—	154,793	—	—	154,793
Lottery product	—	32,250	3,157	—	35,407	—	—	35,407
Systems and other	30,404	617	32,621	380	64,022	—	—	64,022
Product sales	103,508	32,867	117,467	380	254,222	—	—	254,222
Total revenue	273,905	308,968	228,872	422,327	1,234,072	—	181	1,234,253

Operating income (loss)	85,359	78,003	29,963	133,476	326,801	(55,012)	(48,074)	223,715

	For the three months ended June 30, 2018
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	197,341	70,126	193,097	460,564	—	—	460,564
Machine gaming	108,267	25,383	13,095	162,172	308,917	—	—	308,917
Lottery Management Agreements	—	38,914	—	—	38,914	—	—	38,914
Other services	60,893	12,840	39,531	85,226	198,490	—	182	198,672
Service revenue	169,160	274,478	122,752	440,495	1,006,885	—	182	1,007,067

Gaming machines	62,168	—	52,005	—	114,173	—	—	114,173
Lottery product	—	34,037	8,315	—	42,352	—	—	42,352
Systems and other	22,781	60	15,682	223	38,746	—	—	38,746
Product sales	84,949	34,097	76,002	223	195,271	—	—	195,271
Total revenue	254,109	308,575	198,754	440,718	1,202,156	—	182	1,202,338

Operating income (loss)	65,578	80,428	36,103	130,951	313,060	(52,237)	(51,746)	209,077

	For the six months ended June 30, 2019
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	410,385	136,638	394,057	941,080	—	—	941,080
Machine gaming	205,568	49,652	24,569	276,260	556,049	—	—	556,049
Lottery Management Agreements	—	67,863	—	—	67,863	—	—	67,863
Other services	120,521	29,964	67,031	188,195	405,711	—	359	406,070
Service revenue	326,089	557,864	228,238	858,512	1,970,703	—	359	1,971,062

Gaming machines	136,553	—	117,013	—	253,566	—	—	253,566
Lottery product	—	46,256	7,564	—	53,820	—	—	53,820
Systems and other	51,200	890	48,114	517	100,721	—	—	100,721
Product sales	187,753	47,146	172,691	517	408,107	—	—	408,107
Total revenue	513,842	605,010	400,929	859,029	2,378,810	—	359	2,379,169

Operating income (loss)	134,046	153,798	43,547	280,750	612,141	(113,436)	(96,838)	401,867

	For the six months ended June 30, 2018
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	402,782	141,761	407,013	951,556	—	—	951,556
Machine gaming	213,756	49,919	27,399	336,360	627,434	—	—	627,434
Lottery Management Agreements	—	74,636	—	—	74,636	—	—	74,636
Other services	109,704	26,183	84,127	180,019	400,033	—	359	400,392
Service revenue	323,460	553,520	253,287	923,392	2,053,659	—	359	2,054,018

Gaming machines	112,098	—	82,078	—	194,176	—	—	194,176
Lottery product	—	50,314	10,957	—	61,271	—	—	61,271
Systems and other	62,302	140	36,917	470	99,829	—	—	99,829
Product sales	174,400	50,454	129,952	470	355,276	—	—	355,276
Total revenue	497,860	603,974	383,239	923,862	2,408,935	—	359	2,409,294

Operating income (loss)	122,737	156,824	57,662	278,085	615,308	(105,559)	(103,677)	406,072

11.	Other Operating (Income) Expense, Net

	For the three months ended June 30,		For the six months ended June 30,
($ thousands)	2019	2018	2019	2018
Gain on sale of assets to distributor	(25,946)	—	(25,946)	—
Other	2,454	3,129	5,751	5,200
	(23,492)	3,129	(20,195)	5,200

Gain on Sale of Assets to Distributor

During the second quarter of 2019, we sold used, non-premium equipment to a distributor, which resulted in a gain of $25.9 million in the condensed consolidated statements of operations for the three and six months ended June 30, 2019.

12.	Other Income (Expense), Net

	For the three months ended June 30,		For the six months ended June 30,
($ thousands)	2019	2018	2019	2018
Redemption and tender premium	(8,521)	(24,256)	(8,521)	(24,256)
Unamortized debt issuance costs	(1,097)	(4,259)	(1,097)	(4,259)
Other	18	(1,355)	2	(133)
Total debt related	(9,600)	(29,870)	(9,616)	(28,648)

Gain on sale of investments	33,882	—	33,882	—
Other	(789)	(1,434)	(1,271)	325
	23,493	(31,304)	22,995	(28,323)

Debt Related

During the second quarter of 2019, we redeemed the 4.125% Notes, resulting in a $9.6 million loss on extinguishment of debt for the three and six months ended June 30, 2019. Further details of this transaction are disclosed in Note 6, Debt.

During the second quarter of 2018, we repurchased a portion of the 4.125% Notes and a portion of the 4.750% Senior Secured Notes due March 2020, resulting in a $29.6 million loss on extinguishment of debt for the three and six months ended June 30, 2018.

Gain on Sale of Investments

In May 2019, we sold our ownership interest in Yeonama resulting in a pre-tax gain of €26.1 million ($29.1 million at the May 31, 2019 exchange rate).

13.	Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock.

	For the three months ended June 30,		For the six months ended June 30,
($ and shares in thousands, except per share amounts)	2019	2018	2019	2018
Numerator:
Net income attributable to IGT PLC	4,856	161,496	45,110	58,350

Denominator:
Weighted-average shares - basic	204,407	204,118	204,309	203,859
Incremental shares under stock-based compensation plans	5	398	223	486
Weighted-average shares - diluted	204,412	204,516	204,532	204,345

Net income attributable to IGT PLC per common share - basic	0.02	0.79	0.22	0.29
Net income attributable to IGT PLC per common share - diluted	0.02	0.79	0.22	0.29

Stock options totaling 1.0 million for the three and six months ended June 30, 2019 were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares for the period, and therefore, the effect would have been antidilutive. No stock options were excluded from the computations for the three and six months ended June 30, 2018.

Item 2.            Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as "Item 5. Operating and Financial Review and Prospects" and "Item 18. Financial Statements" in the Company's 2018 Form 20-F.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in "Item 3.D. Risk Factors" and "Item 5.G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" included in the Company's 2018 Form 20-F.

Certain totals in the tables included in Item 2 may not add due to rounding.

Overview

The Company is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting, interactive gaming and commercial services. The Company's state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, the internet and mobile devices.

The structure of our internal organization is customer-facing aligned around four segments operating in three regions as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

Key Factors Affecting Operations and Financial Condition

There have been no material changes to "Key Factors Affecting Operations and Financial Condition" as disclosed in "Item 5.A. Operating Results" in the Company's 2018 Form 20-F.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in conformity with United States Generally Accepted Accounting Principles ("GAAP") which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, based on historical experience, and are considered to be reasonable and realistic.

The Company periodically and continuously reviews its estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

The areas which require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company's consolidated financial statements are discussed in "Critical Accounting Estimates" as disclosed in "Item 5.A. Operating Results" in the Company's 2018 Form 20-F and are fully described in "Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies" included in "Item 18. Financial Statements" in the Company's 2018 Form 20-F.

There have been no material changes to these Critical Accounting Estimates.

Consolidated Results

The discussion below includes information calculated at constant currency. The Company calculates constant currency by applying the prior-year/period exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of the Company's foreign entities into U.S. dollars. These constant currency measures are non-GAAP measures. Although the Company does not believe that these measures are a substitute for GAAP measures, it does believe that such results after excluding the impact of currency fluctuations period-on-period provide additional useful information to investors regarding operating performance on a local currency basis.

Comparison of the three months ended June 30, 2019 and 2018

	For the three months ended
	June 30, 2019		June 30, 2018
($ thousands)	$	% of Revenue	$	% of Revenue
Service revenue	980,031	79.4	1,007,067	83.8
Product sales	254,222	20.6	195,271	16.2
Total revenue	1,234,253	100.0	1,202,338	100.0

Cost of services	594,598	48.2	607,684	50.5
Cost of product sales	160,786	13.0	122,403	10.2
Selling, general and administrative	213,263	17.3	196,088	16.3
Research and development	65,383	5.3	63,957	5.3
Other operating (income) expense, net	(23,492)	(1.9)	3,129	0.3
Total operating expenses	1,010,538	81.9	993,261	82.6

Operating income	223,715	18.1	209,077	17.4

Interest expense, net	(103,860)	(8.4)	(102,888)	(8.6)
Foreign exchange (loss) gain, net	(41,061)	(3.3)	172,546	14.4
Other income (expense), net	23,493	1.9	(31,304)	(2.6)
Total non-operating (expenses) income	(121,428)	(9.8)	38,354	3.2

Income before provision for income taxes	102,287	8.3	247,431	20.6

Provision for income taxes	63,300	5.1	52,232	4.3

Net income	38,987	3.2	195,199	16.2

Less: Net income attributable to non-controlling interests	34,131	2.8	33,703	2.8
Net income attributable to IGT PLC	4,856	0.4	161,496	13.4

Service revenue

	For the three months ended June 30,		$ Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	170,397	169,160	1,237	0.7
North America Lottery	276,101	274,478	1,623	0.6
International	111,405	122,752	(11,347)	(9.2)
Italy	421,947	440,495	(18,548)	(4.2)
Operating Segments	979,850	1,006,885	(27,035)	(2.7)
Corporate Support	—	—	—	—
Purchase Accounting	181	182	(1)	(0.5)
	980,031	1,007,067	(27,036)	(2.7)
The following table sets forth constant currency changes in service revenue for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:

	Constant Currency Change
($ thousands)	$	%
North America Gaming and Interactive	1,462	0.9
North America Lottery	1,717	0.6
International	(5,581)	(4.5)
Italy	2,963	0.7
Operating Segments	561	0.1
Corporate Support	—	—
Purchase Accounting	—	—
	561	0.1

North America Gaming and Interactive segment
The following table sets forth changes in service revenue for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Machine gaming	(2,429)	(2,589)
Other services	3,891	3,826
	1,462	1,237
The principal drivers of the $1.5 million constant currency increase in service revenue were as follows:

•	A decrease of $2.4 million in Machine gaming, primarily driven by a shift in the mix of the installed base and a decrease in the average yield due to product mix; and

•
An increase of $3.9 million in Other services, principally due to a $5.6 million increase in sports betting; partially offset by a decrease of $2.0 million in usage-based royalties as a result of a contract renegotiation in the first quarter of 2019.

North America Lottery segment
The following table sets forth changes in service revenue for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	4,945	4,943
Lottery Management Agreements	(3,253)	(3,253)
Machine gaming	(783)	(783)
Other services	808	716
	1,717	1,623
The principal drivers of the $1.7 million constant currency increase in service revenue were as follows:

•
An increase of $4.9 million in Operating and Facilities Management Contracts, principally driven by strong same store revenue (revenue from existing customers as opposed to new customers) growth of 7.2%, primarily due to an increase of 5.4% in instant tickets and draw-based games and an increase of 23.8% in multi-state jackpot activity and recent contract wins and extensions with several customers within the United States, partially offset by the impact of the conclusion of the Illinois supply contract in the first quarter of 2019; and

•
A decrease of $3.3 million in Lottery Management Agreements ("LMA"), primarily related to a decrease in the amount of expected LMA incentives earned in the three months ended June 30, 2019 compared to the three months ended June 30, 2018.

International segment
The following table sets forth changes in service revenue for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	(787)	(3,060)
Machine gaming	350	(879)
Other services	(5,144)	(7,408)
	(5,581)	(11,347)
The principal driver of the $5.6 million constant currency decrease in service revenue was a decrease of $5.1 million in Other services, principally due to:

•	A decrease of $2.4 million in interactive, primarily driven by lower levels of remote game server and multi-jackpot activity;

•	A decrease of $1.0 million in system service revenue, principally within Europe; and

•	A decrease of $0.9 million in commercial services, primarily related to Latin America.

Italy segment
The following table sets forth changes in service revenue for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	6,962	(2,741)
Machine gaming	(17,701)	(24,623)
Other services	13,702	8,816
	2,963	(18,548)
The principal drivers of the constant currency changes in service revenues for each of the core services are discussed below.

Operating and Facilities Management Contracts
The following table sets forth constant currency changes in Operating and Facilities Management Contracts for the three months ended June 30, 2019 when compared to the three months ended June 30, 2018:

	Constant Currency Change
($ thousands)	$	%
Lotto	6,088	5.2%
Instant Tickets	874	1.1%
	6,962	3.6%
Lotto
At constant currency, Lotto for the three months ended June 30, 2019 increased by $6.1 million compared to the three months ended June 30, 2018, principally due to a 6.0% increase in 10eLotto wagers and a 1.7% increase in core wagers as a result of an increase in bets and growing player frequency.
Wagers for the three months ended June 30, 2019 and 2018 are as follows:

	For the three months ended June 30,		Change
(€ millions)	2019	2018	€	%
10eLotto	1,507	1,422	85	6.0
Core	479	471	8	1.7
Million Day	47	54	(7)	(13.0)
Late Numbers	31	33	(2)	(6.1)
	2,064	1,980	84	4.2
Instant tickets
At constant currency, instant tickets for the three months ended June 30, 2019 increased by $0.9 million compared to the three months ended June 30, 2018, principally due to a 0.9% increase in wagers primarily related to the performance of 10€ tickets and a 1.6% increase in the average price point (the average value of the tickets sold).
Total wagers for the three months ended June 30, 2019 and 2018 are as follows:

	For the three months ended June 30,		Change
(€ millions)	2019	2018	€	%
Total wagers	2,257	2,237	20	0.9
Machine gaming
At constant currency, Machine gaming for the three months ended June 30, 2019 decreased by $17.7 million compared to the three months ended June 30, 2018, primarily driven by an increase in gaming machine taxes related to the Prelievo Unico Erariale ("PREU") increase in September 2018 and January 2019 and a decrease in total machines installed due to a regulator-mandated reduction in Amusement with prize ("AWP") machines; partially offset by a 2.2% increase in total wagers.
PREU for AWP increased on an average quarter basis from 19.00% for the three months ended June 30, 2018 to 21.48% for the three months ended June 30, 2019. PREU for Video Lottery Terminals ("VLT") increased on an average quarter basis from 6.00% for the three months ended June 30, 2018 to 7.77% for the three months ended June 30, 2019.
Total wagers for the three months ended June 30, 2019 and 2018 are as follows:

	For the three months ended June 30,		Change
(€ millions)	2019	2018	€	%
VLT wagers	1,427	1,407	20	1.4
AWP wagers	916	885	31	3.5
Total wagers	2,343	2,292	51	2.2
Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's licenses.

Other services
At constant currency, Other services for the three months ended June 30, 2019 increased by $13.7 million compared to the three months ended June 30, 2018, driven primarily by:

•	An increase of $8.8 million in commercial services, primarily related to an increase in POS fees as a result of a new service offering;

•
A 3.3% increase in sports betting wagers (€252.0 million for the three months ended June 30, 2019 compared to €244.0 million for the three months ended June 30, 2018) and a slightly lower combined payout in sports betting (82.3% for the three months ended June 30, 2019 compared to 82.9% for the three months ended June 30, 2018); and

•	An increase of 10.7% in interactive game wagers (€508.0 million for the three months ended June 30, 2019 compared to €459.0 million for the three months ended June 30, 2018).

Product sales

	For the three months ended June 30,		$ Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	103,508	84,949	18,559	21.8
North America Lottery	32,867	34,097	(1,230)	(3.6)
International	117,467	76,002	41,465	54.6
Italy	380	223	157	70.4
Operating Segments	254,222	195,271	58,951	30.2
Corporate Support	—	—	—	—
Purchase Accounting	—	—	—	—
	254,222	195,271	58,951	30.2
The following table sets forth changes in product sales for the three months ended June 30, 2019 compared to the three months ended June 30, 2018 on a constant currency basis:

	Constant Currency Change
($ thousands)	$	%
North America Gaming and Interactive	18,652	22.0
North America Lottery	(1,067)	(3.1)
International	45,110	59.4
Italy	172	77.1
Operating Segments	62,867	32.2
Corporate Support	—	—
Purchase Accounting	—	—
	62,867	32.2

North America Gaming and Interactive segment
The following table sets forth changes in product sales for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:

	Product Sale Change
($ thousands)	Constant Currency	$ Change
Gaming machines	10,993	10,936
Systems and other	7,659	7,623
	18,652	18,559
The principal drivers of the $18.7 million constant currency increase in product sales were as follows:

•
An increase of $11.0 million in Gaming machines, principally associated with 111 more machines sold during the current period, along with an increase in the average selling price driven by product mix; and

•	An increase of $7.7 million in Systems and other, primarily driven by systems related sales to a new casino opening in Massachusetts.

North America Lottery segment
The following table sets forth changes in product sales for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:

	Product Sale Change
($ thousands)	Constant Currency	$ Change
Lottery product	(1,646)	(1,787)
Systems and other	579	557
	(1,067)	(1,230)
The principal driver of the $1.1 million constant currency decrease in product sales was the $1.6 million decrease in Lottery product, primarily related to lottery point-of-sale machines and hardware sales in Massachusetts in the prior period, partially offset by lottery hardware and systems sales with several customers within the United States and an increase in instant ticket printing sales in the current period.

International segment
The following table sets forth changes in product sales for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:

	Product Sales Change
($ thousands)	Constant Currency	$ Change
Lottery product	(4,872)	(5,158)
Gaming machines	31,487	29,685
Systems and other	18,495	16,938
	45,110	41,465

The principal drivers of the $45.1 million constant currency increase in product sales were as follows:

•	A decrease of $4.9 million in Lottery product, primarily related to product sales in Europe in the prior period;

•	An increase of $31.5 million in Gaming machines, primarily driven by a $17.5 million increase in terminal sales in Latin America and a $10.4 million increase in VLT sales in Europe; and

•
An increase of $18.5 million in Systems and other, principally due to a $20.0 million increase in software sales, primarily driven by an increase in AWP sales in Europe; partially offset by a $1.3 million decrease in system product sales, primarily related to sales in Asia Pacific in the prior period.

Operating expenses

	Constant Currency Change		$ Change
($ thousands)	$	%	$	%
Cost of services	3,093	0.5	(13,086)	(2.2)
Cost of product sales	41,228	33.7	38,383	31.4
Selling, general and administrative	21,454	10.9	17,175	8.8
Research and development	3,364	5.3	1,426	2.2
Other operating (income) expense, net	(26,620)	> (200.0)	(26,621)	> (200.0)
Total operating expenses	42,519	4.3	17,277	1.7
Information on the primary drivers of changes in operating expenses are as follows:

Cost of services
Cost of services increased $3.1 million on a constant currency basis for the three months ended June 30, 2019 compared to the three months ended June 30, 2018, principally due to:

•	A $5.8 million increase in the North America Gaming and Interactive segment, primarily related to:

◦	A $3.3 million increase in other costs, principally due to a vendor contract cancellation;

◦	A $2.1 million increase in depreciation and amortization;

•	A $6.5 million increase in the North America Lottery segment, primarily related to:

◦
A $2.4 million increase in depreciation and amortization expense, primarily driven by capital expenditure requirements arising from new contract wins and extensions with several customers in the United States;

◦	A $1.8 million increase in other expenses, primarily driven by an increase in LMA reimbursable expenses and communication lease expense;

◦	A $1.4 million increase in outside services, principally due to an increase in sports betting and equipment removal costs;

•	A $9.1 million decrease in the Italy segment, primarily related to:

◦
A $4.7 million decrease in marketing and advertising expense, primarily related to costs incurred for lottery games that did not recur in the current period and the timing of when marketing and advertising expense will be incurred in 2019; and

◦	A $4.4 million decrease in POS fees, primarily related to a decrease in VLT and AWP POS fees, partially offset by an increase in commercial services POS fees.

Cost of product sales
Cost of product sales increased $41.2 million on a constant currency basis for the three months ended June 30, 2019 compared to the three months ended June 30, 2018, principally due to:

•
An $8.6 million increase in the North America Gaming and Interactive segment, primarily related to the $18.7 million increase in product sales and the product mix sold during the three months ended June 30, 2019; and

•	A $35.5 million increase in the International segment, primarily related to the $45.1 million increase in product sales and the product mix sold during the three months ended June 30, 2019.

Selling, general and administrative
Selling, general and administrative expense increased $21.5 million on a constant currency basis for the three months ended June 30, 2019 compared to the three months ended June 30, 2018, principally due to an $11.0 million increase in other expenses within the North America Gaming and Interactive segment primarily related to legal costs related to a legal settlement and a $7.5 million increase in the International segment due to the reduction of an earn out liability settled in the prior period.

Research and development
Research and development expense increased $3.4 million on a constant currency basis for the three months ended June 30, 2019 compared to the three months ended June 30, 2018, principally due to a $4.0 million increase in the North America Gaming and Interactive segment.

Other operating (income) expense, net
The components of other operating (income) expense, net are as follows:

	For the three months ended June 30,
($ thousands)	2019	2018
Gain on sale of assets to distributor	(25,946)	—
Other	2,454	3,129
	(23,492)	3,129

Gain on sale of assets to distributor

During the three months ended June 30, 2019, the Company recognized a $25.9 million gain on the sale of the Company's non-premium install base in Oklahoma to a distributor in the North America Gaming and Interactive segment.

Operating income (loss)

	For the three months ended June 30,		$ Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	85,359	65,578	19,781	30.2
North America Lottery	78,003	80,428	(2,425)	(3.0)
International	29,963	36,103	(6,140)	(17.0)
Italy	133,476	130,951	2,525	1.9
Operating Segments	326,801	313,060	13,741	4.4
Corporate Support	(55,012)	(52,237)	(2,775)	(5.3)
Purchase Accounting	(48,074)	(51,746)	3,672	7.1
	223,715	209,077	14,638	7.0
The following table sets forth constant currency changes in operating income (loss) for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:

	Constant Currency Change
($ thousands)	$	%
North America Gaming and Interactive	17,886	27.3
North America Lottery	(2,320)	(2.9)
International	(4,031)	(11.2)
Italy	10,329	7.9
Operating Segments	21,864	7.0
Corporate Support	(4,611)	(8.8)
Purchase Accounting	3,655	7.1
	20,908	10.0
Operating margin for each of the Company's operating segments is as follows:

	Operating Margin
	For the three months ended June 30,
	2019	2018
North America Gaming and Interactive	31.2%	25.8%
North America Lottery	25.2%	26.1%
International	13.1%	18.2%
Italy	31.6%	29.7%

North America Gaming and Interactive
Segment operating margin increased from 25.8% for the three months ended June 30, 2018 to 31.2% for the three months ended June 30, 2019, principally due to the gain on sale of the non-premium install base in Oklahoma to a distributor, partially offset by an increase in selling, general and administrative expenses, primarily related to legal costs related to on-going litigation.

North America Lottery
Segment operating margin decreased slightly from 26.1% for the three months ended June 30, 2018 to 25.2% for the three months ended June 30, 2019, principally due to an increase in depreciation and amortization expense and a decrease in the amount of expected LMA incentives earned.

International
Segment operating margin decreased from 18.2% for the three months ended June 30, 2018 to 13.1% for the three months ended June 30, 2019, principally due to product mix and the increase in selling, general and administrative expenses, principally related to the remeasurement of an earn out liability in the prior period.

Italy
Segment operating margin increased from 29.7% for the three months ended June 30, 2018 to 31.6% for the three months ended June 30, 2019, principally due to performance from Lotto, sports betting and interactive along with a decrease in marketing and advertising expense, partially offset by machine gaming.

Non-operating expenses

Interest expense, net
Interest expense, net for the three months ended June 30, 2019 increased by $1.0 million compared to the three months ended June 30, 2018, as detailed in the table below:

	For the three months ended June 30,		Change
($ thousands)	2019	2018	$	%
Senior Secured Notes	(86,425)	(86,590)	(165)	(0.2)
Term Loan Facilities	(9,468)	(9,848)	(380)	(3.9)
Revolving Credit Facilities	(9,017)	(7,033)	1,984	28.2
Other	(1,649)	(2,768)	(1,119)	(40.4)
Interest expense	(106,559)	(106,239)	320	0.3
Interest income	2,699	3,351	652	19.5
Interest expense, net	(103,860)	(102,888)	972	0.9

Foreign exchange (loss) gain, net
The Company recorded foreign exchange losses, net of $41.1 million and foreign exchange gains, net of $172.5 million for the three months ended June 30, 2019 and 2018, respectively, principally due to non-cash foreign exchange losses and gains on euro denominated debt.

Other income (expense), net

The components of other income (expense), net are as follows:

	For the three months ended June 30,		Change
($ thousands)	2019	2018	$	%
Gain on sale of investments	33,882	—	33,882	-
Debt related transactions	(9,600)	(29,870)	20,270	(67.9)
Other	(789)	(1,434)	645	(45.0)
	23,493	(31,304)	54,797	(175.0)
Gain on sale of investments

In May 2019, the Company sold its ownership interest in Yeonama Holdings Co. Limited ("Yeonama") resulting in a pre-tax gain of €26.1 million ($29.1 million).

Debt related transactions

In June 2019, the Company redeemed its €437.6 million 4.125% Senior Secured Notes due February 2020 ("4.125% Notes") for total consideration, excluding interest, of €445.1 million ($506.0 million) and recorded a $9.6 million loss on extinguishment of debt in connection with the purchase.

In June 2018, the Company offered to purchase up to €500 million of its €700 million 4.125% Senior Secured Notes due February 2020 ("4.125% Notes") and its €500 million 4.750% Senior Secured Notes due March 2020 ("4.750% Notes"). The Company purchased €262.4 million ($303.6 million) of its 4.125% Notes and €112.1 million ($129.7 million) of its 4.750% Notes for total consideration, excluding interest, of €395.5 million ($457.5 million) and recorded a $29.6 million loss on extinguishment of debt in connection with the purchase.

Provision for income taxes

	For the three months ended June 30,
($ thousands, except percentages)	2019	2018
Provision for income taxes	63,300	52,232
Income before provision for income taxes	102,287	247,431
Effective income tax rate (determined using an estimated annual effective tax rate)	61.9%	21.1%
The change in the effective income tax rate for the three months ended June 30, 2019 compared to the three months ended June 30, 2018 is primarily related to the impact of the level of foreign exchange gains and losses incurred during these periods. The three months ended June 30, 2018 had significantly higher foreign exchange gains, that were subject to a lower effective tax rate, as compared to the same three month period in 2019.

Comparison of the six months ended June 30, 2019 and 2018

	For the six months ended
	June 30, 2019		June 30, 2018
($ thousands)	$	% of Revenue	$	% of Revenue
Service revenue	1,971,062	82.8	2,054,018	85.3
Product sales	408,107	17.2	355,276	14.7
Total revenue	2,379,169	100.0	2,409,294	100.0

Cost of services	1,189,925	50.0	1,225,742	50.9
Cost of product sales	260,971	11.0	225,754	9.4
Selling, general and administrative	415,100	17.4	411,306	17.1
Research and development	131,501	5.5	135,220	5.6
Other operating (income) expense, net	(20,195)	(0.8)	5,200	0.2
Total operating expenses	1,977,302	83.1	2,003,222	83.1

Operating income	401,867	16.9	406,072	16.9

Interest expense, net	(206,929)	(8.7)	(210,168)	(8.7)
Foreign exchange gain, net	17,541	0.7	75,851	3.1
Other income (expense), net	22,995	1.0	(28,323)	(1.2)
Total non-operating expenses	(166,393)	(7.0)	(162,640)	(6.8)

Income before provision for income taxes	235,474	9.9	243,432	10.1
Provision for income taxes	115,992	4.9	112,737	4.7
Net income	119,482	5.0	130,695	5.4

Less: Net income attributable to non-controlling interests	74,372	3.1	52,019	2.2
Less: Net income attributable to redeemable non-controlling interests	—	—	20,326	0.8
Net income attributable to IGT PLC	45,110	1.9	58,350	2.4

Service revenue

	For the six months ended June 30,		$ Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	326,089	323,460	2,629	0.8
North America Lottery	557,864	553,520	4,344	0.8
International	228,238	253,287	(25,049)	(9.9)
Italy	858,512	923,392	(64,880)	(7.0)
Operating Segments	1,970,703	2,053,659	(82,956)	(4.0)
Corporate Support	—	—	—	—
Purchase Accounting	359	359	—	—
	1,971,062	2,054,018	(82,956)	(4.0)
The following table sets forth constant currency changes in service revenue for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

	Constant Currency Change
($ thousands)	$	%
North America Gaming and Interactive	3,087	1.0
North America Lottery	4,802	0.9
International	(10,561)	(4.2)
Italy	(6,749)	(0.7)
Operating Segments	(9,421)	(0.5)
Corporate Support	—	—
Purchase Accounting	—	—
	(9,421)	(0.5)

North America Gaming and Interactive segment
The following table sets forth changes in service revenue for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Machine gaming	(7,783)	(8,189)
Other services	10,870	10,818
	3,087	2,629
The principal drivers of the $3.1 million constant currency increase in service revenue were as follows:

•	A decrease of $7.8 million in Machine gaming, primarily driven by a shift in the mix of the installed base and a decrease in the average yield due to product mix; and

•
An increase of $10.9 million in Other services, principally due to an increase of $8.3 million in poker revenue, primarily due to two multi-year poker site license contracts and a $6.2 million increase in sports betting, partially offset by a decrease of $2.8 million in usage-based royalties as a result of a contract renegotiation in the first quarter of 2019.

North America Lottery segment
The following table sets forth changes in service revenue for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	7,607	7,604
Lottery Management Agreements	(6,773)	(6,773)
Machine gaming	(268)	(268)
Other services	4,236	3,781
	4,802	4,344
The principal drivers of the $4.8 million constant currency increase in service revenue were as follows:

•
An increase of $7.6 million in Operating and Facilities Management Contracts, principally driven by strong same store revenue (revenue from existing customers as opposed to new customers) growth of 4.9%, primarily due to an increase of 5.3% in instant tickets and draw-based games and an increase of 2.6% in multi-state jackpot activity and a reversal of contra-revenue related to service level agreement provisions incurred in the prior period, partially offset by the impact of the conclusion of the Illinois supply contract in the first quarter of 2019;

•
A decrease of $6.8 million in Lottery Management Agreements, primarily related to a $4.0 million decrease in pass through service revenue related to the timing of reimbursable expenses from a LMA contract and a decrease in the amount of expected LMA incentives earned in the six months ended June 30, 2019 compared to the six months ended June 30, 2018; and

•	An increase of $4.2 million in Other services, principally due to the launch of sports betting in Rhode Island in the last quarter of 2018 and the expansion of an online jackpot game in Canada.

International segment
The following table sets forth changes in service revenue for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	1,048	(5,123)
Machine gaming	177	(2,830)
Other services	(11,786)	(17,096)
	(10,561)	(25,049)
The principal drivers of the $10.6 million constant currency decrease in service revenue were as follows:

•
An increase of $1.0 million in Operating and Facilities Management Contracts, principally driven by same store revenue growth of 3.6%, primarily due to a 2.8% increase in instant tickets and draw-based games and a 16.7% increase in multi-jackpot activity; and

•
A decrease of $11.8 million in Other services, principally due to a decrease of $5.3 million in software service sales, primarily driven by a $4.1 million decrease in Europe and a decrease of $5.0 million in interactive, primarily driven by lower levels of remote game server and multi-jackpot activity.

Italy segment
The following table sets forth changes in service revenue for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

	Service Revenue Change
($ thousands)	Constant Currency	$ Change
Operating and Facilities Management Contracts	13,875	(12,956)
Machine gaming	(41,543)	(60,101)
Other services	20,919	8,177
	(6,749)	(64,880)
The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.
Operating and Facilities Management Contracts
The following table sets forth constant currency changes in Operating and Facilities Management Contracts for the six months ended June 30, 2019 when compared to the six months ended June 30, 2018:

	Constant Currency Change
($ thousands)	$	%
Lotto	14,013	5.8
Instant Tickets	(138)	(0.1)
	13,875	3.4
Lotto
At constant currency, Lotto for the six months ended June 30, 2019 increased by $14.0 million compared to the six months ended June 30, 2018, principally due to a 6.2% increase in 10eLotto wagers as a result of an increase in bets and a 10.2% increase in Million Day wagers which launched in February 2018.
Wagers for the six months ended June 30, 2019 and 2018 are as follows:

	For the six months ended June 30,		Change
(€ millions)	2019	2018	€	%
10eLotto	3,051	2,873	178	6.2
Core	980	975	5	0.5
Million Day	97	88	9	10.2
Late Numbers	78	79	(1)	(1.3)
	4,206	4,015	191	4.8
Instant tickets
At constant currency, instant tickets for the six months ended June 30, 2019 decreased by $0.1 million compared to the six months ended June 30, 2018, primarily driven by a 0.9% decrease in the number of tickets sold due to one less day of sales in the current period when compared to the prior period, partially offset by a 1.0% increase in the average price point (the average value of the tickets sold).
Total wagers for the six months ended June 30, 2019 and 2018 are as follows:

	For the six months ended June 30,		Change
(€ millions)	2019	2018	€	%
Total wagers	4,643	4,645	(2)	—
Machine gaming
At constant currency, Machine gaming for the six months ended June 30, 2019 decreased by $41.5 million compared to the six months ended June 30, 2018, primarily driven by an increase in gaming machine taxes related to the PREU increase in September

2018 and January 2019 and a decrease in total machines installed due to a regulator-mandated reduction in AWP machines; partially offset by a 2.1% increase in total wagers.
PREU for AWP increased on average quarter basis from 19.00% for the six months ended June 30, 2018 to 21.37% for the six months ended June 30, 2019 and PREU for VLT increased on average quarter basis from 6.00% for the six months ended June 30, 2018 to 7.63% for the six months ended June 30, 2019.
Total wagers for the six months ended June 30, 2019 and 2018 are as follows:

	For the six months ended June 30,		Change
(€ millions)	2019	2018	€	%
VLT wagers	2,930	2,848	82	2.9
AWP wagers	1,856	1,840	16	0.9
	4,786	4,688	98	2.1
Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's licenses.
Other services
At constant currency, Other services for the six months ended June 30, 2019 increased by $20.9 million compared to the six months ended June 30, 2018, driven primarily by:

•	An increase of $16.3 million in commercial services, primarily related to an increase in POS fees as a result of a new service offering during the six months ended June 30, 2019;

•
A 7.1% increase in sports betting wagers (€526.0 million for the six months ended June 30, 2019 compared to €491.0 million for the six months ended June 30, 2018), partially offset by a higher combined payout in sports betting (82.8% for the six months ended June 30, 2019 compared to 82.1% for the six months ended June 30, 2018); and

•	An increase of 4.8% in interactive game wagers (€997.0 million for the six months ended June 30, 2019 compared to €951.0 million for the six months ended June 30, 2018).

Product sales

	For the six months ended June 30,		$ Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	187,753	174,400	13,353	7.7
North America Lottery	47,146	50,454	(3,308)	(6.6)
International	172,691	129,952	42,739	32.9
Italy	517	470	47	10.0
Operating Segments	408,107	355,276	52,831	14.9
Corporate Support	—	—	—	—
Purchase Accounting	—	—	—	—
	408,107	355,276	52,831	14.9

The following table sets forth changes in product sales for the six months ended June 30, 2019 compared to the six months ended June 30, 2018 on a constant currency basis:

	Constant Currency Change
($ thousands)	$	%
North America Gaming and Interactive	13,654	7.8
North America Lottery	(2,782)	(5.5)
International	48,970	37.7
Italy	70	14.9
Operating Segments	59,912	16.9
Corporate Support	—	—
Purchase Accounting	—	—
	59,912	16.9

North America Gaming and Interactive segment
The following table sets forth changes in product sales for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

	Product Sale Change
($ thousands)	Constant Currency	$ Change
Gaming machines	24,728	24,455
Systems and other	(11,074)	(11,102)
	13,654	13,353
The principal drivers of the $13.7 million constant currency increase in product sales were as follows:

•
An increase of $24.7 million in Gaming machines, principally associated with 411 more machines sold during the current period, along with an increase in the average selling price driven by product mix; and

•	A decrease of $11.1 million in Systems and other, primarily driven by:

◦	A $4.4 million decrease in systems sales, principally due to significant systems related sales in the prior period, partially offset by systems related sales to a new casino opening in Massachusetts;

◦	A $4.0 million decrease in software sales, primarily due to fewer conversions and a decrease in software deliveries; and

◦	A $2.6 million decrease in intellectual property revenue, primarily related to a multi-year license in the prior period.

North America Lottery segment
The following table sets forth changes in product sales for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

	Product Sale Change
($ thousands)	Constant Currency	$ Change
Lottery product	(3,573)	(4,057)
Systems and other	791	749
	(2,782)	(3,308)
The principal driver of the $2.8 million constant currency decrease in product sales was the decrease in Lottery product of $3.6 million, primarily related to lottery point-of-sale machines and hardware sales in Massachusetts in the prior period, partially offset by lottery hardware and systems sales with several customers within the United States and an increase in instant ticket printing sales in the current period.

International segment
The following table sets forth changes in product sales for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

	Product Sales Change
($ thousands)	Constant Currency	$ Change
Lottery product	(2,854)	(3,393)
Gaming machines	38,065	34,935
Systems and other	13,759	11,197
	48,970	42,739

The principal drivers of the $49.0 million constant currency increase in product sales were as follows:

•	A decrease of $2.9 million in Lottery product, primarily related to higher product sales in Europe in the prior period;

•	An increase of $38.1 million in Gaming machines, primarily driven by a $19.8 million increase in terminal sales in Latin America and a $16.5 million increase in terminal and VLT sales in Europe; and

•
An increase of $13.8 million in Systems and other, principally due to a $22.5 million increase in software sales, primarily driven by an increase in AWP sales in Europe; partially offset by a $9.5 million decrease in system product sales, primarily related to sales in Asia Pacific in the prior period.

Operating expenses

	Constant Currency Change		$ Change
($ thousands)	$	%	$	%
Cost of services	7,595	0.6	(35,817)	(2.9)
Cost of product sales	39,551	17.5	35,217	15.6
Selling, general and administrative	14,350	3.5	3,794	0.9
Research and development	1,003	0.7	(3,719)	(2.8)
Other operating (income) expense, net	(25,392)	> (200.0)	(25,395)	> (200.0)
Total operating expenses	37,107	1.9	(25,920)	(1.3)
Information on the primary drivers of changes in operating expenses are as follows:

Cost of services
Cost of services increased $7.6 million on a constant currency basis for the six months ended June 30, 2019 compared to the six months ended June 30, 2018, principally due to:

•	A $17.0 million increase in the North America Gaming and Interactive segment, primarily related to:

◦	A $10.6 million increase in depreciation and amortization;

◦	A $3.1 million increase in other costs, principally due to a vendor contract cancellation;

◦	A $2.4 million increase in licensing and royalties, primarily related to multi-year poker site licenses;

•	An $11.7 million increase in the North America Lottery segment, primarily related to:

◦
A $7.8 million increase in depreciation and amortization expense, primarily driven by capital expenditure requirements arising from new contract wins and extensions with several customers in the United States;

◦	A $1.5 million increase in postage and freight expense, primarily driven by increased instant ticket sales in the United States and distributions in Florida;

◦	A $1.5 million increase in outside services, principally due to an increase in sports betting and equipment removal costs;

•	A $10.1 million increase in the International segment, primarily related to:

◦	A $5.4 million increase in other operating expenses, primarily related to a lottery contract settlement;

◦	A $1.4 million increase in POS fees, principally due to the 3.6% increase in same store revenues;

◦	A $1.3 million increase in outside services, primarily due to various projects including bid activity;

•	A $27.2 million decrease in the Italy segment, primarily related to:

◦
A $15.0 million decrease in marketing and advertising expense, primarily related to costs incurred for lottery games that did not recur in the current period and the timing of when marketing and advertising expense will be incurred in 2019;

◦	An $11.4 million decrease in POS fees, primarily related to a decrease in VLT and AWP POS fees, partially offset by an increase in commercial services POS fees; and

•	A $5.6 million decrease in Purchase Accounting related to a decrease in depreciation and amortization.

Cost of product sales
Cost of product sales increased $39.6 million on a constant currency basis for the six months ended June 30, 2019 compared to the six months ended June 30, 2018, principally due to:

•
A $5.4 million increase in the North America Gaming and Interactive segment, primarily related to the $13.7 million increase in product sales and the product mix sold during the six months ended June 30, 2019;

•	A $4.6 million decrease in the North America Lottery segment, primarily related to the $3.6 million decrease in lottery product sales; and

•	A $38.4 million increase in the International segment, primarily related to the $49.0 million increase in product sales and the product mix sold during the six months ended June 30, 2019.

Selling, general and administrative
Selling, general and administrative expense increased $14.4 million on a constant currency basis for the six months ended June 30, 2019 compared to the six months ended June 30, 2018, principally due to an increase of $18.0 million in other expenses, primarily related to legal costs related to a legal settlement in the North America Gaming and Interactive segment and the reduction of an earn out liability settled in the prior period in the International segment, partially offset by a $3.6 million decrease in performance based compensation, primarily in the North America Gaming and Interactive segment.

Other operating (income) expense, net
The components of other operating (income) expense, net are as follows:

	For the six months ended June 30,
($ thousands)	2019	2018
Gain on sale of assets to distributor	(25,946)	—
Other	5,751	5,200
	(20,195)	5,200
Gain on sale of assets to distributor

During the six months ended June 30, 2019, the Company recognized a $25.9 million gain on the sale of the Company's non-premium install base in Oklahoma to a distributor in the North America Gaming and Interactive segment.

Operating income (loss)

	For the six months ended June 30,		$ Change
($ thousands)	2019	2018	$	%
North America Gaming and Interactive	134,046	122,737	11,309	9.2
North America Lottery	153,798	156,824	(3,026)	(1.9)
International	43,547	57,662	(14,115)	(24.5)
Italy	280,750	278,085	2,665	1.0
Operating Segments	612,141	615,308	(3,167)	(0.5)
Corporate support	(113,436)	(105,559)	(7,877)	(7.5)
Purchase Accounting	(96,838)	(103,677)	6,839	6.6
	401,867	406,072	(4,205)	(1.0)
The following table sets forth constant currency changes in operating income (loss) for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

	Constant Currency Change
($ thousands)	$	%
North America Gaming and Interactive	6,671	5.4
North America Lottery	(2,487)	(1.6)
International	(9,058)	(15.7)
Italy	24,152	8.7
Operating Segments	19,278	3.1
Corporate support	(12,604)	(11.9)
Purchase Accounting	6,770	6.5
	13,444	3.3
Operating margin for each of the Company's operating segments is as follows:

	Operating Margin
	For the six months ended June 30,
	2019	2018
North America Gaming and Interactive	26.1%	24.7%
North America Lottery	25.4%	26.0%
International	10.9%	15.0%
Italy	32.7%	30.1%

North America Gaming and Interactive
Segment operating margin increased from 24.7% for the six months ended June 30, 2018 to 26.1% for the six months ended June 30, 2019, principally due to the gain on sale of the non-premium install base in Oklahoma to a distributor, partially offset by an increase in selling, general and administrative expenses, primarily related to legal costs related to on-going litigation.

North America Lottery
Segment operating margin decreased slightly from 26.0% for the six months ended June 30, 2018 to 25.4% for the six months ended June 30, 2019, principally due to an increase in depreciation and amortization expense and a decrease in the amount of expected LMA incentives earned.

International
Segment operating margin decreased from 15.0% for the six months ended June 30, 2018 to 10.9% for the six months ended June 30, 2019, principally due to the reduction in service revenue, change in product mix and increase in cost of services, primarily due to a lottery contract settlement, partially offset by an increase in selling, general and administrative expenses, principally related to the reduction of an earn out liability settled in the prior period.

Italy
Segment operating margin increased from 30.1% for the six months ended June 30, 2018 to 32.7% for the six months ended June 30, 2019, principally due to performance from Lotto, sports betting and interactive along with a decrease in marketing and advertising expense, partially offset by machine gaming.

Non-operating expenses

Interest expense, net
Interest expense, net for the six months ended June 30, 2019 decreased by $3.2 million compared to the six months ended June 30, 2018, as detailed in the table below:

	For the six months ended June 30,		Change
($ thousands)	2019	2018	$	%
Senior Secured Notes	(172,526)	(178,092)	(5,566)	(3.1)
Term Loan Facilities	(18,955)	(20,013)	(1,058)	(5.3)
Revolving Credit Facilities	(18,107)	(13,276)	4,831	36.4
Other	(3,000)	(5,137)	(2,137)	(41.6)
Interest expense	(212,588)	(216,518)	(3,930)	(1.8)
Interest income	5,659	6,350	691	10.9
Interest expense, net	(206,929)	(210,168)	(3,239)	(1.5)

Foreign exchange gain, net
The Company recorded foreign exchange gains, net of $17.5 million and $75.9 million, respectively, in the six months ended June 30, 2019 and 2018, respectively, principally due to non-cash foreign exchange gains on euro denominated debt.

Other income (expense), net
The components of other income (expense), net are as follows:

	For the six months ended June 30,		Change
($ thousands)	2019	2018	$	%
Gain on sale of investments	33,882	—	33,882	-
Debt related transactions	(9,616)	(28,648)	19,032	(66.4)
Other	(1,271)	325	(1,596)	> (200.0)
	22,995	(28,323)	51,318	(181.2)
Gain on sale of investments

In May 2019, the Company sold its ownership interest in Yeonama resulting in a pre-tax gain of €26.1 million ($29.1 million).

Debt related transactions

In June 2019, the Company redeemed its €437.6 million 4.125% Notes for total consideration, excluding interest, of €445.1 million ($506.0 million) and recorded a $9.6 million loss on extinguishment of debt in connection with the purchase.

In June 2018, the Company offered to purchase up to €500 million of its €700 million 4.125% Notes and its €500 million 4.750% Notes. The Company purchased €262.4 million ($303.6 million) of its €700 million 4.125% Notes and €112.1 million ($129.7 million) of its €500 million 4.750% Notes for total consideration, excluding interest, of €395.5 million ($457.5 million) and recorded a $29.6 million loss on extinguishment of debt in connection with the purchase.

Provision for income taxes

	For the six months ended June 30,
($ thousands, except percentages)	2019	2018
Provision for income taxes	115,992	112,737
Income before provision for income taxes	235,474	243,432
Effective income tax rate (determined using an estimated annual effective tax rate)	49.3%	46.3%
Liquidity and Capital Resources

The Company's business is capital intensive, and requires liquidity in order to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due 2021(1). In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months.

The cash management, funding of operations and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

The Company's total available liquidity was as follows:

($ thousands)	June 30, 2019	December 31, 2018
Revolving Credit Facilities due 2021(1)	1,944,050	1,601,968
Cash and cash equivalents	400,928	250,669
Total Liquidity	2,344,978	1,852,637
(1) The Company amended its Revolving Credit Facilities due 2021 on July 24, 2019 which extended the maturity date to July 2024 and reduced the amounts available under the revolving facilities from $1.20 billion and €725 million to $1.05 billion and €625 million, respectively.

The Revolving Credit Facilities due 2021 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's near-term liquidity or capital resources. At June 30, 2019 and December 31, 2018, the borrowers under the Revolving Credit Facilities due 2021 were in compliance with all covenants. From time to time the Company and its creditors may amend these covenants, and maintaining compliance with these covenants in the future may restrict the ability of the Company to pay dividends, repurchase shares, acquire assets of other companies, or grant security interests in its assets.

The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at the dates represented above.

The Company has two agreements with major European financial institutions to sell certain trade receivables related to the Italy segment on a non-recourse basis. These receivables have been derecognized from the Company's consolidated balance sheet. The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding receivables is limited to a maximum amount of €300 million and €180 million for Scratch & Win and Commercial Services, respectively. At June 30, 2019 and December 31, 2018, the following receivables had been sold:

	June 30, 2019		December 31, 2018
(in thousands)	euro	$	euro	$
Scratch & Win	150,483	171,250	128,515	147,150
Commercial services	83,531	95,058	74,609	85,427
	234,014	266,308	203,124	232,577

The Company also sold trade receivables (primarily in the North America Gaming and Interactive segment) and certain outstanding customer financing receivables on a non-recourse basis. At June 30, 2019 and December 31, 2018, the following receivables had been sold:

($ thousands)	June 30, 2019	December 31, 2018
Trade receivables	25,965	21,383
Customer financing receivables	1,802	6,865
	27,767	28,248

Cash Flow Summary

	For the six months ended June 30,
($ thousands)	2019	2018
Net cash provided by operating activities	591,721	120,150
Net cash used in investing activities	(163,029)	(251,444)
Net cash used in financing activities	(279,688)	(329,897)
Net cash flows	149,004	(461,191)

Analysis of Cash Flows

Net Cash Provided By Operating Activities
During the six months ended June 30, 2019, the Company generated $591.7 million of net cash flows from operating activities, an increase of $471.6 million compared to the six months ended June 30, 2018. This increase was principally due to:

•	An increase of $366.3 million related to the decrease in upfront Italian license fee payments for the six months ended June 30, 2019 compared to the six months ended June 30, 2018;

•	An increase of $51.3 million related to the decrease in interest paid;

•
An increase of $56.9 million in the change in other current assets, principally due to the adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) in the prior period;

•	An increase of $23.2 million in the change in accrued expenses related to timing;

•	An increase of $21.6 million related to changes in inventories; and

•	A decrease of $63.1 million related to the increase in income taxes paid.

Net Cash Used In Investing Activities
During the six months ended June 30, 2019 and 2018, net cash flows used in investing activities were $163.0 million and $251.4 million, respectively.
Investing activities for the six months ended June 30, 2019

•	Capital expenditures of $231.0 million, including:

◦	$80.2 million in the North America Lottery segment, principally for lottery contracts, including California, Florida and New York;

◦	$64.8 million in the North America Gaming and Interactive segment, primarily due to the investment in new machines in the casino installed base;

◦	$59.5 million in the Italy segment, principally for Lotto and Machine gaming; and

◦	$23.1 million in the International segment, principally related to the investment in new machines in the casino installed base.
Investing activities for the six months ended June 30, 2018

•	Capital expenditures of $259.0 million, including:

◦	$82.7 million in the Italy segment, principally for Lotto and Machine gaming;

◦	$78.6 million in the North America Gaming and Interactive segment, primarily due to the investment in new machines in the casino installed base;

◦	$67.4 million in the North America Lottery segment, principally for lottery contracts, including South Carolina, West Virginia and New York; and

◦	$26.2 million in the International segment, principally related to upgrading the casino and VLT installed base to newer machines.

Net Cash Used in Financing Activities
During the six months ended June 30, 2019 and 2018, net cash flows used in financing activities were $279.7 million and $329.9 million, respectively.
Financing activities for the six months ended June 30, 2019

•	The Company made principal payments on long-term debt of $833.1 million, primarily composed of:

◦	Principal payments of $497.5 million on its €437.6 million 4.125% Notes in connection with the repurchase in June 2019; and

◦	Net payments of $335.6 million on the Revolving Credit Facilities due July 2021;

•	Dividends paid and capital returned to non-controlling shareholders of $129.4 million and $70.4 million, respectively;

•	Dividends paid of $81.7 million to shareholders; and

•	Proceeds of $847.0 million from the issuance of €750 million 3.500% Senior Secured Notes due June 2026;
Financing activities for the six months ended June 30, 2018

•	The Company made principal payments on long-term debt of $1.059 billion, principally composed of:

◦	Principal payments of $625.5 million on the 6.625% Senior Secured Notes due February 2018 upon maturity; and

◦	Principal payments of $433.3 million on the 4.125% Notes and the 4.750% Notes in connection with the repurchases in June 2018;

•	Dividends paid and capital returned to non-controlling shareholders of $125.8 million and $53.6 million, respectively;

•	Dividends paid of $81.6 million to shareholders;

•	The Company received proceeds of $863.9 million from long term debt, primarily related to:

◦	Proceeds of $577.7 million from the issuance of €500 million 3.500% Senior Secured Notes due July 2024; and

◦	Net proceeds of $286.2 million from the Revolving Credit Facilities due July 2021.

Off-Balance Sheet Arrangements

At June 30, 2019, we did not have any significant changes to off-balance sheet arrangements.

Dividends

Dividends of $81.7 million were paid to shareholders during the six months ended June 30, 2019. On August 1, 2019, the Company announced a dividend payable on August 29, 2019 to holders of record as of the close of business on August 15, 2019.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not yet implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Contractual Obligations

There have been no material changes to our contractual obligations disclosed under "Item 5.F. Tabular Disclosure of Contractual Obligations" to our 2018 Form 20-F, except as disclosed in Note 6, Debt, to the condensed consolidated financial statements herein.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under "Part I, Item 11. Quantitative and Qualitative Disclosures about Market Risk" included in our 2018 Form 20-F.

Item 4.	Controls and Procedures

There were no changes in our internal control over financial reporting during the three months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.	OTHER INFORMATION

Item 1.	Legal Proceedings

Please see Note 8, Commitments and Contingencies—Legal Proceedings hereto.

Item 1A.	Risk Factors
Other than as set forth below, there have been no material new risk factors or material changes to the existing risk factors set forth in "Part I, Item 3.D. Risk Factors", to the Company's 2018 Form 20-F.

Changing enforcement of the U.S. Interstate Wire Act of 1961 (the "Wire Act") may negatively impact the Company's operations, business, financial condition, or prospects
On January 14, 2019, the U.S. Department of Justice (the “DOJ”) published an opinion reversing its previously-issued opinion that the Wire Act, which prohibits several types of wager-related communications over a “wire communications facility,” was applicable only to sports betting (the “2019 Opinion”). The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act in light of the 2019 Opinion. The DOJ has issued a memorandum stating that it will not enforce the 2019 Opinion prior to June 14, 2019. Further, the New Hampshire Lottery Commission and certain private parties have commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position. The non-prosecution period for other gaming operations remains in place through until June 14, 2019.  On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the plaintiffs and determined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion. On August 16, 2019, the DOJ filed a Notice of Appeal with respect to the NH Decision. It is unclear when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision. The Company’s management is evaluating the NH Decision, the 2019 Opinion, and their implications to the Company, its customers, and the industries in which the Company operates. If the Wire Act is broadly interpreted to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Alberto Fornaro
Name: Alberto Fornaro
Title: Chief Financial Officer

Dated: September 6, 2019